Exhibit 99.1

Casterra Announces Additional $2.2 Million of Purchase Orders
to Supply Castor Seeds for New African Territories

Casterra will supply the castor seeds in 2023 for the cultivation of castor plants to produce oil for sustainable biofuel

Rehovot, Israel – July 3, 2023 – Casterra Ag Ltd. ("Casterra"), an integrated castor cultivation solution company and a subsidiary of Evogene Ltd. ("Evogene") (Nasdaq: EVGN; TASE: EVGN), today announced additional $2.2 million of purchase orders to supply castor seeds during 2023, for new African territories. Casterra's castor seeds, developed with Evogene's GeneRator AI Tech Engine, will be used to grow Castor to produce oil for sustainable biofuel. Casterra's high-yield, high-oil castor seed varieties are optimized for biofuel production to support the growing sustainable energy market.

The biodiesel market is estimated at ~$92 billion in 2021, which is about 9% of the overall global diesel market and is expected to reach ~$190 billion by 20301. In current industry practice, biodiesel is based on a mix of about 93-95% fossil oil and 5-7% non-fossil oil from plants or other sources. The demand for non-fossil oil for biodiesel could increase either by growth of the biodiesel segment in the regular diesel market and/or by an increase in the percentage of non-fossil used in the biodiesel mix. Biofuels offer significant advantages over conventional petrochemical fuels, presenting a renewable and biodegradable alternative with substantially lower negative environmental impact.

Castor emerges as a standout non-fossil oil candidate due to its carbon-neutral properties, with emissions during combustion closely matching the carbon dioxide absorbed during the growth of castor plants. Furthermore, the castor plant can be cultivated on marginal lands, in semi-arid to arid conditions, and it does not compete on ground with edible crops.

Casterra, as Evogene's subsidiary, spearheads the development of proprietary high-yield castor varieties leveraging the company's cutting-edge computational biology technologies. By utilizing Evogene's GeneRator AI tech engine and incorporating advanced computational AI capabilities and proprietary plant genomic databases.

"We are thrilled to receive additional significant purchase orders for our unique castor seed, which confirms our value proposition for the sustainable biofuel industry," expressed Eyal Ronen, Chief Executive Officer of Casterra. "As we eagerly hope to secure more orders in the future, this accomplishment reinforces our ongoing commitment to delivering exceptional, eco-friendly solutions to meet the ever-growing global demand for renewable energy. After more than a decade of hard work and an investment of tens of millions of dollars in developing our unique varieties and underlying technology, we are proud that Casterra is now a trusted and reliable supplier in this growing market."

1 Biodiesel Market (By Feedstock: Vegetable Oil, Animal Fats; By Application: Fuel, Power Generation, Others; By Production Process: Alcohol Trans-Esterification, Hydro-Heating) - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022-2030. https://www.precedenceresearch.com/biodiesel-market

About Casterra Ag Ltd.:
Casterra is engaged in developing and commercializing high-yielding castor bean seeds as a cost-competitive, sustainable, second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Casterra applies advanced breeding methods utilizing Evogene's Generator AI tech engine, enabling the use of cutting-edge plant genomics tools and agro-technique expertise to enable efficient and sustainable industrial-scale production of the castor bean.

For more information, please visit http://www.casterra.co

About Evogene Ltd.:
Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech engines - MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech engines to develop products through subsidiaries and strategic partnerships. Evogene's subsidiaries currently utilize the tech engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit www.evogene.com

Forward-Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "will", "may", "could", "expects", "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates", or words of similar meaning. For example, Evogene and Casterra are using forward-looking statements in this press release when they discuss the expected timing of delivery of Casterra's seeds, estimated growth in the biodiesel markets, Casterra's ability to meet demand for biodiesel, biofuels' advantages over conventional petrochemical fuels, potential sources for an increase in demand for plant oil used in biodiesel and the potential for future orders of Casterra’s seeds. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene's reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contacts
Rachel Pomerantz Gerber
Head of Investor Relations at Evogene
rachel.pomerantz@evogene.com
Tel: +972-8-9311901